Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter and Year Ended December 31, 2018

Glyfada, Greece, March 15, 2019, Globus Maritime Limited (“Globus,” the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and year ended December 31, 2018.

•	In 12M 2018, Total revenues increased by about 25% compared to 12M 2017

Financial Highlights

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2018	2017	2018	2017
Total revenues	4,361	3,952	17,354	13,883
Adjusted EBITDA(1)	785	900	4,319	1,701
Total comprehensive loss	(1,349)	(1,277)	(3,568)	(6,475)
Basic loss per share(2)	(0.42)	(0.42)	(1.11)	(2.51)
Time charter equivalent rate (TCE)(3)	9,088	8,122	9,213	6,993
Average operating expenses per vessel per day	5,640	5,267	5,438	5,005
Average number of vessels	5.0	5.0	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)	The weighted average number of shares for the year ended December 31, 2018, was 3,200,927 compared to 2,574,995 shares for the year ended December 31, 2017. The weighted average number of shares for the three month period ended December 31, 2018 was 3,206,959 compared to 3,050,316 shares for the three month period ended December 31, 2017. On October 15, 2018, we effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). Unless otherwise noted, all historical share numbers and per share amounts have been adjusted to give effect to this reverse stock split.

(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 10.8 Years as of December 31, 2018					300,571

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Communications Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Commentary

Athanasios Feidakis, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“We are very pleased with our overall performance during 2018. Our total revenues increased by about 25% when compared to year 2017. At the same time our comprehensive loss went down 45% in 2018 compared to 2017. Additionally our 4th quarter 2018 had an increase in our total revenues of 10% compared to the same quarter in 2017.

“In the second half of Q4 2018 the market experienced a strong downward pressure; however we are getting some optimistic signals for the future, mainly from the supply side of the market. We hope the trade war problems will be resolved for the benefit of the entire world economy and by extent for our industry. The combination of the trade war, Brexit, Chinese New Year among other factors repressed the demand which spilled over onto the industry charter rates. However, the fundamentals have improved slightly recently and with the Baltic Dry Index doing better we are optimistic that the desperately needed rebound of the market isn’t too far off. Fortunately, we were able to seize the opportunity and secure some relatively good period charters for some of our vessels before this downward trend started.

“Additionally we are pleased to report our recent developments are as follows:

• In October 2018 and following our Reverse Split effect of October 15, 2018 we have regained compliance with NASDAQ Stock Exchange with the price of $1.00 per share minimum closing bid price requirement for continued listing on the NASDAQ Capital Market, pursuant to the NASDAQ marketplace rules.

• In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs.

• In December 2018, the Company entered into a Loan Agreement with Macquarie International Bank Limited for an amount up to US$13.5 million in order to refinance two of its vessels, m/v Moon Globe and m/v Sun Globe.

• On Wednesday March 13, 2019, we announced that we entered into a Securities Purchase Agreement with a private investor and issued for gross proceeds of $5 million, a senior convertible note of which details of the transaction can be easily found in the contents of our press release herein.

Furthermore, we look at the above transactions positively since they not only enhance our balance sheet, but they also reinforce our previously stated intent to do everything possible to maximize shareholder value and grow the Company by pursuing opportunities for accretive acquisitions.”

Management Discussion and Analysis of the Results of Operations

Fourth quarter of the year 2018 compared to the fourth quarter of the year 2017

Total comprehensive loss for the fourth quarter of the year 2018 amounted to $1,349 thousand or $0.42 basic loss per share based on 3,206,959 weighted average number of shares, compared to total comprehensive loss of $1,277 thousand for the same period last year or $0.42 basic loss per share based on 3,050,316 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase of total comprehensive loss during the fourth quarter of 2018 compared to the corresponding quarter in 2017 (expressed in $000’s):

4th Quarter of 2018 vs 4th Quarter of 2017

Net loss for the 4th quarter of 2017	(1,277)
Increase in Voyage revenues	409
Increase in Voyage expenses	(120)
Increase in Vessels operating expenses	(171)
Decrease in Depreciation	33
Increase in Depreciation of dry docking costs	(114)
Increase in Total administrative expenses	(214)
Increase in Other expenses, net	(18)
Decrease in Interest income	(3)
Decrease in Interest expense and finance costs net,	146
Increase in Loss on derivative financial instruments	(131)
Decrease in Foreign exchange losses	111
Net loss for the 4th quarter of 2018	(1,349)

2

Voyage revenues

During the three-month periods ended December 31, 2018 and 2017, our revenue reached $4.4 million and $4 million respectively. The 10% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the fourth quarter of 2018 compared to the same period in 2017. Time Charter Equivalent rate (TCE) for the fourth quarter of 2018 amounted to $9,088 per vessel per day against $8,122 per vessel per day during the same period in 2017 corresponding to an increase of 12%.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $2.6 million and $2.4 million during the three month period ended December 31, 2018 and 2017, respectively. The breakdown of our operating expenses for the quarters ended December 31, 2018 and 2017 was as follows:

	2018	2017
Crew expenses	47%	48%
Repairs and spares	28%	26%
Insurance	6%	10%
Stores	9%	10%
Lubricants	6%	5%
Other	4%	1%

Average daily operating expenses during the three-month periods ended December 31, 2018 and 2017 were $5,640 per vessel per day and $5,267 per vessel per day respectively, corresponding to an increase of 7%.

Total administrative expenses

Total administrative expenses increased by $0.2 million or 67% to $0.5 million during the three month period ended December 31, 2018 compared to $0.3 million during the same period in 2017.

Loss on derivative financial instruments

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing its general working capital needs (which is further discussed in the “Firment Shipping Credit Facility” section below in this press release). Due to a conversion clause included in this agreement the Company has recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are depicted in the consolidated statement of comprehensive loss. As of December 31, 2018, the Company recognized a loss on this derivative financial instrument amounting to approximately $131,000.

Year ended December 31, 2018 compared to the year ended December 31, 2017

Total comprehensive loss for the year ended December 31, 2018 amounted to $3.6 million or $1.11 basic loss per share based on 3,200,927 weighted average number of shares, compared to total comprehensive loss of $6.5 million for the same period last year or $2.51 basic loss per share based on 3,050,316 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease of total comprehensive loss for the year ended December 31, 2018 compared to the total comprehensive loss ended December 31, 2017 (expressed in $000’s):

Year end of 2018 vs Year end of 2017

Net loss for the year 2017	(6,475)
Increase in Voyage revenues	3,502
Decrease in Management fee income	(31)
Decrease in Voyage expenses	164
Increase in Vessels operating expenses	(790)
Decrease in Depreciation	253
Increase in Depreciation of dry docking costs	(304)
Increase in Total administrative expenses	(146)
Decrease in Other income, net	(81)
Decrease in interest income	(3)
Decrease in Interest expense and finance costs	165
Increase in Loss on derivative financial instruments	(131)
Decrease in Foreign exchange gains/(losses), net	309
Net loss for the year 2018	(3,568)

3

Voyage revenues

During the years ended December 31, 2018 and 2017, our Voyage revenue reached $17.4 million and $13.9 million respectively. The 25% increase in revenue was mainly attributed to the increase in the average time charter rates achieved by our vessels during the year ended December 31, 2018 compared to the same period in 2017. Time Charter Equivalent rate (TCE) for the year 2018 amounted to $9,213 per vessel per day against $6,993 per vessel per day during the year 2017 corresponding to an increase of 32%.

Voyage expenses

Voyage expenses reached $1.2 million during the year ended December 31, 2018, compared to $1.4 million during the year 2017. Voyage expenses include commissions on revenue, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the year 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Commissions	281	241
Bunkers expenses	716	968
Other voyage expenses	191	143
Total	1,188	1,352

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $9.9 million during the year ended December 31, 2018 compared to $9.1 million during the year 2017. The breakdown of our operating expenses for the year ended December 31, 2018 and 2017, was as follows:

	2018	2017
Crew expenses	48%	51%
Repairs and spares	28%	24%
Insurance	6%	8%
Stores	10%	9%
Lubricants	5%	5%
Other	3%	3%

Average daily operating expenses during the year ended December 31, 2018 and 2017, were $5,438 per vessel per day and $5,005 per vessel per day respectively, corresponding to an increase of 9%.

Depreciation

Depreciation decreased by $0.3 million, or 6%, to $4.6 million in 2018, compared to $4.9 million in 2017 due to the increase of the scrap rate from $250/ton to $300/ton during the first quarter of 2018 due to the increased scrap rates worldwide. This resulted to a reduced depreciation expense of approximately $178,000.

Interest expense and finance costs

Interest expense and finance costs reached $2.1 million during the year ended December 31, 2018, compared to $2.2 million during the year 2017. The weighted average interest rate on our debt outstanding during the year ended December 31, 2018, reached 4.97% compared to 3.8% during the year 2017. Our debt outstanding for the year ended 2018 was $37.9 million compared to $41.7 million for the year ended 2017. Interest expense and finance costs for the year 2018 and 2017 are analyzed as follows:

In $000’s	2018	2017
Interest payable on long-term borrowings	2,004	1,778
Bank charges	29	34
Amortization of debt discount	23	84
Other finance expenses	-	325
Total	2,056	2,221

Loss on derivative financial instruments

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing its general working capital needs (which is further discussed in the “Firment Shipping Credit Facility” section below in this press release). Due to a conversion clause included in this agreement the Company has recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are depicted in the consolidated statement of comprehensive loss. As of December 31, 2018, the Company recognized a loss on this derivative financial instrument amounting to approximately $131,000.

4

Liquidity and capital resources

As of December 31, 2018 and 2017, our cash and bank balances and bank deposits were $0.1 million and $2.8 million respectively.

Net cash provided by operating activities for the year ended December 31, 2018 was $3.9 million compared to net cash used in operating activities of $0.6 million during the year 2017. The $3.3 million increase in our cash from operations was mainly attributed to the $2.6 million increase in our adjusted EBITDA from $1.7 million adjusted EBITDA during the year 2017 to adjusted EBITDA of $4.3 million during the year under consideration.

Net cash generated from/(used in) financing activities during the three-month and twelve-month periods ended December 31, 2018 and 2017 were as follows:

	Three months ended December 31,		Year ended December 31,
In $000’s	2018	2017	2018	2017

Proceeds from issuance of share capital	-	3,842	600	9,653
Proceeds from loans	13,500	-	13,500	-
Net proceeds/(repayment) from shareholders loan Firment Shipping & Silaner Credit Facilities	2,200	(280)	2,200	280
Repayment of long term debt	(15,704)	-	(19,497)	(4,399)
Restricted cash	(1,350)	-	(1,140)	-
Payment of financing costs	(203)	-	(203)	-
Interest paid	(433)	(495)	(1,895)	(3 ,309)
Net cash generated from/(used in) financing activities	(1,990)	3,067	(6,435)	2,225

As of December 31, 2018, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.9 million compared to $41.7 million as of December 31, 2017, gross of unamortized debt discount.

Exercise of Warrants

In January 2018, an investor partially exercised his warrant by purchasing 375,000 of the Company’s common shares for aggregate gross proceeds to the Company of $600,000. For guidance please refer to our last published Annual Report discussing in detail the Company’s Share and Warrant Purchase Agreement of February 8, 2017 (“February 2017 private placement”).

As of September 30, 2018, in connection with the February 2017 private placement, the February 2017 Warrants outstanding were exercisable for an aggregate of 3,052,321 common shares.

Gaining Compliance with NASDAQ Capital Market

On May 4, 2018, we received written notification from The Nasdaq Stock Market (“Nasdaq”) dated April 30, 2018, indicating that because the closing bid price of its common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until October 29, 2018.

On October 8, 2018 the Company determined to effect a 1-for-10 reverse stock split in order to regain compliance with the Nasdaq Capital Market concerning the minimum bid price requirement.  On October 15, 2018 we had the 1-for-10 reverse stock split effect and on October 30 we received notification from Nasdaq that it had regained compliance with the minimum bid price, and the matter is now closed. We effected a ten-for-one reverse stock split which reduced the number of outstanding common shares from 32,065,077 to 3,206,495 shares (adjustments were made based on fractional shares). As of December 31, 2018, our issued and outstanding capital stock consisted of 3,209,327 common shares.

Firment Shipping Credit Facility

In November 2018, we entered into a credit facility for up to $15 million with Firment Shipping Inc., a related party to us, for the purpose of financing our general working capital needs. The Firment Shipping Credit Facility is unsecured and remains available until its final maturity date at November 20, 2020. We have the right to drawdown any amount up to $15 million or prepay any amount in multiples of $100,000. Any prepaid amount can be re-borrowed in accordance with the terms of the facility. Interest on drawn and outstanding amounts is charged at 7% per annum and no commitment fee was charged on the amounts remaining available and undrawn. Interest is payable the last day of a period of three months after the Drawdown Date, after this period in case of failure to pay any sum due a default interest of 2% per annum above the regular interest is charged. We have also the right, in our sole option, to convert in whole or in part the outstanding unpaid principal amount and accrued but unpaid interest under this Agreement into Common stock. The Conversion price shall equal the higher of (i) the average of the daily dollar volume-weighted average sale price for the Common Stock on the Principal Market on any Trading Day during the period beginning at 9.30 a.m. New York City time and ending at 4.00 p.m. over the Pricing Period multiplied by 80%, where the “Pricing Period” equals the ten consecutive Trading Days immediately preceding the date on which the Conversion Notice was executed or (ii) $2.80.

5

As per this conversion clause the Company has recognized this agreement as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument are depicted in the consolidated statement of comprehensive loss. As of December 31, 2018, the Company recognized a loss on this derivative financial instrument amounting to approximately $131,000.

Macquarie Loan Agreement

In December 2018, through our wholly owned subsidiaries, Artful Shipholding S.A. (“Artful”) and Longevity Maritime Limited (“Longevity”), we entered into the Macquarie Loan Agreement for an amount up to $13.5 million with Macquarie Bank International Limited and used funds borrowed thereunder to refinance part of the repayment of the existing DVB Loan Agreement for the m/v Moon Globe and m/v Sun Globe. Globus acts as guarantor for this loan.

New Convertible Note

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. We will use part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt. The Convertible Note was issued in a transaction exempt from registration under the Securities Act. As of the date hereof, no conversion of the Convertible Note has occurred.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met.

6

CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2018	2017	2018	2017
(in thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Statement of comprehensive loss data:
Voyage revenues	4,361	3,952	17,354	13,852
Management fee income	-	-	-	31
Total Revenues	4,361	3,952	17,354	13,883

Voyage expenses	(462)	(342)	(1,188)	(1,352)
Vessel operating expenses	(2,594)	(2,423)	(9,925)	(9,135)
Depreciation	(1,161)	(1,195)	(4,601)	(4,854)
Depreciation of dry docking costs	(394)	(280)	(1,166)	(862)
Administrative expenses	(354)	(80)	(1,356)	(1,224)
Administrative expenses payable to related parties	(130)	(189)	(528)	(514)
Share-based payments	(10)	(12)	(40)	(40)
Other (expenses)/income, net	(25)	(7)	2	83
Operating loss before financing activities	(769)	(576)	(1,448)	(4,015)
Interest income	-	3	-	3
Interest expense and finance costs	(490)	(636)	(2,056)	(2,221)
Loss on derivative financial instruments	(131)	-	(131)	-
Foreign exchange (losses)/gains, net	41	(68)	67	(242)
Total finance costs, net	(580)	(701)	(2,120)	(2,460)
Total comprehensive loss for the period	(1,349)	(1,277)	(3,568)	(6,475)

Basic & diluted (loss)/earnings per share for the period	(0.42)	(0.42)	(1.11)	(2.51)
Adjusted EBITDA (1)	785	900	4,319	1,701

(1) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

7

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Total comprehensive (loss)/income for the period	(1,349)	(1,277)	(3,568)	(6,475)
Interest and finance costs, net	490	633	2,056	2,218
Foreign exchange gains/(losses), net	(42)	69	(67)	242
Depreciation	1,161	1,195	4,601	4,854
Depreciation of dry docking costs	394	280	1,166	862
Loss on derivative financial instruments	131	-	131	-
Adjusted EBITDA	785	900	4,319	1,701
Share-based payments	10	-	50	30
Payment of deferred dry docking costs	(687)	273	(1,204)	(412)
Net (increase)/decrease in operating assets	542	200	(134)	512
Net (decrease)/increase in operating liabilities	682	(1,852)	829	(1,143)
Provision for staff retirement indemnities	1	1	5	4
Foreign exchange gains net, not attributed to cash & cash equivalents	(124)	(15)	(14)	(61)
Net cash (used in)/ generated from operating activities	1,209	(493)	3,851	631

	Three months ended		Year ended
	December 31,		December 31,
(Expressed in thousands of U.S. dollars)	2018	2017	2018	2017
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	1,209	(493)	3,851	631
Net cash (used in)/generated from investing activities	(69)	(36)	(126)	(263)
Net cash generated from/(used in) financing activities	(1,990)	3,067	(6,435)	2,225

	As of December 31,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2018	2017
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	83,750	87,320
Other non-current assets	130	53
Total non-current assets	83,880	87,373
Cash and bank balances and bank deposits	46	2,756
Other current assets	2,748	1,474
Total current assets	2,794	4,230
Total assets	86,674	91,603
Total equity	41,050	43,968
Total debt net of unamortized debt discount	36,868	41,538
Other liabilities	8,756	6,097
Total liabilities	45,624	47,635
Total equity and liabilities	86,674	91,603

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Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2017	13	139,684	(95,729)	43,968
Loss for the year	-	-	(3,568)	(3,568)
Issuance of common stock due to exercise of warrants (1)	-	600	-	600
Share-based payments	-	50	-	50
As at December 31, 2018	13	140,334	(99,298)	41,050

(1) Pursuant to the February 2017 Share and warrant purchase agreement discussed in our Annual Report, warrants to buy 37,500 common shares were exercised during 2018.

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017

Ownership days (1)	460	460	1,825	1,825
Available days (2)	429	445	1,755	1,787
Operating days (3)	427	435	1,723	1,745
Fleet utilization (4)	99.5%	97.8%	98.2%	97.6%
Average number of vessels (5)	5.0	5.0	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	9,088	8,122	9,213	6,993
Daily operating expenses (7)	5,640	5,267	5,438	5,005

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	(Unaudited)		(Unaudited)

Voyage revenues	4,361	3,952	17,354	13,852
Less: Voyage expenses	462	342	1,188	1,352
Net revenue excluding bareboat charter revenue	3,899	3,610	16,166	12,500
Available days net of bareboat charter days	429	445	1,755	1,787
Daily TCE rate	9,088	8,122	9,213	6,993

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 10.8 years as of December 31, 2018.

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Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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